UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 2, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony demonstrates ESG1 in action as it concludes ESG-linked loans and starts construction of three 10MW solar photovoltaic plants
Johannesburg, Thursday, 2 June 2022.  Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce that it has concluded a new syndicated multi-tranche, multi-currency, loan facility, aimed at sustainable development, as well as a power purchase agreement (“PPA”) facilitating Phase 1 (30 megawatts “MW”) of its renewable solar photovoltaic (“PV”) energy initiative.

The first phase of Harmony’s renewable energy journey consists of a 30MW solar energy plant in the Free State. In Phase 2, the Company will be building an additional 137MW of renewable energy at our various longer-life mines while Phase 3 is in planning stage and progressing as anticipated. Harmony expects Phase 2 of its renewable energy project to deliver over R500 million per annum in electricity cost savings once it reaches full production in FY25.

“Responsible stewardship is the first of our four strategic pillars. ‘Mining with purpose’, has shown that there is an inextricable link between ESG performance and financial performance. Through extending the lives of mines, responsibly rehabilitating land and our ongoing economic support in the countries we operate in, we have shown ESG in action,” said Peter Steenkamp, Harmony’s chief executive officer.

“The ESG-linked financial transactions that we have concluded, alongside the construction of the solar energy plants, are a watershed moment for Harmony and our host communities. Not only will these transactions help us to deliver on our environmental and social obligations and undertakings, but they will also de-risk the business and deliver many socio-economic benefits. ‘Mining with purpose’ is ensuring that our investors and other stakeholders continue to derive value and positive returns in a global climate of energy uncertainty,” Steenkamp added.

The conclusion of the following transactions demonstrate Harmony’s commitment to sustainable development – in particular decarbonisation:

1    Phase 1 of the solar PV power purchase agreement

In Phase 1 of Harmony’s decarbonisation strategy, the Company has established an independent power producer (“IPP”) for the construction of the three PV plants. These plants will have a total installed capacity of 30MW and will deliver more than 68 gigawatt hours (“GWh”) of clean power to Harmony’s Free State operations, mitigating 65 000 tonnes of carbon dioxide emissions in their first 12 months of operation. 1.3 terawatt hours (“TWh”) of clean energy is expected to be delivered over their 20-year lifespan.

The solar plant projects were jointly developed by Harmony, Energy Group (a specialist advisor and investor in industrial clean energy projects in Southern Africa), and BBEnergy (a South African engineering company that specialises in solving complex engineering problems in the energy and water fields).

The project was funded by a project finance debt solution from Rand Merchant Bank, a division of First Rand Bank Limited, and with the support of African Clean Energy Developments (ACED), equity-funded by African Infrastructure Investment Managers and Mahlako Energy Fund.

The plants rank amongst the biggest solar PV plants for private offtake in South Africa to date and first energy is expected to flow from the plants in March 2023.

2     Syndicated multi-tranche, multi-currency, loan facility of US$400 million and R4 billion

Harmony’s goal is to be net carbon zero by 2045. Phase 1 and 2 of Harmony’s renewable energy programme are key interventions, supported by science-based targets, as the Company journeys towards this ambition.

The syndication was led by ABSA Bank Limited (acting through its Corporate and Investment Banking Division) (ABSA), and Nedbank Limited (acting through its Corporate and Investment Banking Division) (Nedbank) and was well supported by a variety of local and international banks and financial institutions (jointly referred to as “the lending group”).

The syndicated, multi-currency, multi-tranche loan facilities include the following components:
•a Green Loan (“Green Loan”): a R1.5 billion term loan ring-fenced for renewable energy projects as part of Phase 2 of Harmony’s renewable energy roll out; and
•sustainability-linked loans consisting of:
•a R2.5 billion revolving credit facility
•a US$300 million revolving credit facility
•a US$100 million term loan

The Green Loan of R1.5 billion is designated to fund Phase 2 of Harmony’s solar PV strategy (Phase 2 targets up to 137MW of peak generation capacity). The cash flow profile of this loan has been tailored to closely match the expected cash flow of the solar PV build, followed by the expected savings in energy costs for Harmony’s South African mining operations. Phase 2 of the solar PV project is currently in the feasibility stage and we are working on obtaining the necessary permits and licenses.

The three sustainability-linked loans align with the Company’s ESG and sustainable development targets. As part of the transaction, Harmony and the lending group have agreed on the following progressive sustainability targets, or key performance indicators (“KPIs”), over the next three financial years:

1.KPI 1 – GHG2 emissions: Reduction of Scope 1 and 2 emissions from an FY213 baseline of 4 896 000 tons to 4 074 000 tons by FY25
2.KPI 2 – Renewable energy mix: Targets a 20% renewable energy mix by FY25 from a 0% baseline in FY21
3.KPI 3 – Potable water consumption: Target a reduction to 19 436 mega litres (“Ml”) of potable water consumption by FY25 from a baseline of 21 083 Ml in FY21

An independent service provider applying the Sustainability Linked Loan Principles as issued by the Loan Market Association (amongst others), has independently verified the credibility of these targets.

Upon meeting the KPIs, Harmony will receive meaningful interest savings, while inversely similar penalties become payable if all targets are missed.

The sustainability-linked loans have an original term to maturity of 3 years, and includes extension options to that could add a further 2 years to the final maturity date.

More information on Harmony’s decarbonisation projects and plans
For details of Harmony’s energy rollout and decarbonisation plans, see the dedicated energy tab on the company’s ESG portal https://www.harmony.co.za/sustainability/environment/energy

Download links
Harmony ESG Report 2021 – https://www.har.co.za/21/download/HAR-ESG21.pdf

Climate related financial disclosures – https://www.har.co.za/21/download/HAR-CRFD21.pdf

Footnotes
¹ ESG = Environmental, social and governance
2 GHG = Greenhouse gas
3 FY = financial year

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
2 June 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 2, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director